Date  and  Time:  April  5,  2011  09:26  AM  Pacific  Time

Mailing  Address:

Location:

PO  BOX  9431  Stn  Prov  Govt.

2nd  Floor  -  940  Blanshard  St.

Victoria  BC  V8W  9V3

Victoria  BC

www.corporateonline.gov.bc.ca

250  356-8626

Notice  of  Articles

BUSINESS  CORPORATIONS  ACT

This  Notice  of  Articles  was  issued  by  the  Registrar  on:  April  5,  2011  09:24  AM  Pacific  Time

Incorporation  Number:

BC0333274

Recognition  Date:    Incorporated  on  September  15,  1987

NOTICE  OF  ARTICLES

Name  of  Company:

QUANTITATIVE  ALPHA  TRADING  INC.

REGISTERED  OFFICE  INFORMATION

Mailing  Address:

Delivery  Address:

300  -  576  SEYMOUR  STREET

300  -  576  SEYMOUR  STREET

VANCOUVER   BC   V6B  3K1

VANCOUVER   BC   V6B  3K1

CANADA

CANADA

RECORDS  OFFICE  INFORMATION

Mailing  Address:

Delivery  Address:

300  -  576  SEYMOUR  STREET

300  -  576  SEYMOUR  STREET

VANCOUVER   BC   V6B  3K1

VANCOUVER   BC   V6B  3K1

CANADA

CANADA

BC0333274  Page:  1  of  3

DIRECTOR  INFORMATION

Last  Name,  First  Name,  Middle  Name:

Ziraldo,  Donald

Mailing  Address:

Delivery  Address:

1250  WEST  HASTINGS  STREET

1250  WEST  HASTINGS  STREET

VANCOUVER   BC   V6E  2M4

VANCOUVER   BC   V6E  2M4

CANADA

CANADA

Last  Name,  First  Name,  Middle  Name:

Perrault,  Nikolas

Mailing  Address:

Delivery  Address:

1250  WEST  HASTINGS  STREET

1250  WEST  HASTINGS  STREET

VANCOUVER   BC   V6E  2M4

VANCOUVER   BC   V6E  2M4

CANADA

CANADA

Last  Name,  First  Name,  Middle  Name:

Janda,  Lucky

Mailing  Address:

Delivery  Address:

11631  BLUNDELL  ROAD

11631  BLUNDELL  ROAD

RICHMOND   BC   V6Y  1L4

RICHMOND   BC   V6Y  1L4

CANADA

CANADA

Last  Name,  First  Name,  Middle  Name:

Boulter,  Michael

Mailing  Address:

Delivery  Address:

108  BOLTON  DRIVE

108  BOLTON  DRIVE

UXBRIDGE   ON   L9P  1W9

UXBRIDGE   ON   L9P  1W9

CANADA

CANADA

RESOLUTION  DATES:

Date(s)  of  Resolution(s)  or  Court  Order(s)  attaching  or  altering  Special  Rights  and  Restrictions  attached  to  a  class  or a  series  of  shares:

January  12,  2010

AUTHORIZED  SHARE  STRUCTURE

1.     No  Maximum

Class  A  Common  Shares

Without  Par  Value

With  Special  Rights  or

Restrictions  attached

_  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _

2.     No  Maximum

Class  B  Preferred  Shares

Without  Par  Value

With  Special  Rights  or

Restrictions  attached

BC0333274  Page:  2  of  3

_  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _  _

1.     5,250,000

Class  B  Preferred  Series  1

Special  Rights  or

Restrictions  are  attached

BC0333274  Page:  3  of  3